BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Financial Condition

December 31, 2015

(Dollars in thousands except share amounts)

Assets

Cash	$	3,228
Securities borrowed		8,831,323
Securities purchased under agreements to resell		4,841,187
Receivable from brokers, dealers, and clearing organizations		1,094,970
Receivable from customers		165,779
Receivable from affiliates		18,432
Financial instruments owned, at fair value ($1,990,606 is pledged as collateral)		2,977,783
Securities received as collateral		43,965
Accrued interest receivable		22,669
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $44,390		10,987
Other assets		110,916
Total assets	$	18,121,239

Liabilities and Stockholder's Equity

Liabilities:		
Bank loan payable	$	27,000
Securities loaned		5,259,778
Securities sold under agreements to repurchase		4,779,917
Payable to brokers, dealers, and clearing organizations		3,330,328
Payable to customers		13,396
Financial instruments sold, not yet purchased, at fair value		3,674,796
Obligation to return securities received as collateral		43,965
Accounts payable and accrued expenses		152,060
Total liabilities		17,281,240
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		550,000
Stockholder's equity:		
Preferred stock, $1,000 stated value. Authorized, 1 share; issued and outstanding, 1 share		1
Common stock, $10 par or stated value. Authorized 10,000 shares; 3,275 shares issued and outstanding		33
Additional paid-in capital		358,504
Accumulated deficit		(67,796)
Accumulated other comprehensive loss		(743)
Total stockholder's equity		289,999
Total liabilities and stockholder's equity	$	18,121,239

See accompanying notes to Statement of Financial Condition.